Exhibit 99.1

UTStarcom Announces Date for 2012 Annual Meeting of Shareholders and

Deadline for Submitting Shareholder Proposals

BEIJING, China, August 24, 2012/PRNewswire-Asia-FirstCall/ — UTStarcom Holdings Corp. (Nasdaq: UTSI) (“UTStarcom”) today announced its 2012 Annual Meeting of Shareholders will be held on Friday, September 28, 2012 at 1:00 p.m., local Beijing time.  The meeting will be held at UTStarcom’s offices located at 52-2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Beijing 100176, China.  Shareholders of record as of the close of business on August 24, 2012 are entitled to receive notice of and vote at the 2012 Annual Meeting of Shareholders.

Shareholder Proposal Deadline and Advance Notice

In accordance with the requirements for advance notice set forth in UTStarcom’s Amended and Restated Articles of Association (the “Articles”), in order for a shareholder proposal or a director nomination to be considered timely, such proposal or nomination must be received by the Corporate Secretary by the close of business on September 3, 2012.  All proposals or nominations should be sent to the attention of the Corporate Secretary at UTStarcom Holdings Corp., 52-2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Beijing 100176, China.  Such proposals or director nominations must comply with Article 65(e) or Article 65(i) of the Articles, respectively.

This press release constitutes a public announcement of the date of the 2012 Annual Meeting for purposes of Article 65(c) of the Articles.  A copy of UTStarcom’s Articles is available by submitting a written request to the address noted above, Attention: Investor Relations, or by accessing UTStarcom’s website at http://utstarcom.investorroom.com/index.php?s=117.

About UTStarcom Holdings Corp.

                UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. UTStarcom sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

                UTStarcom was founded in 1991 and listed on the NASDAQ in 2000. With a new management team in 2011, UTStarcom deployed a revamped growth strategy that concentrates on providing media operation support services through its Video Service Cloud platform. UTStarcom has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit UTStarcom’s website at http://www.utstar.com.

For more information, please contact:

UTStarcom Holdings Corp.

Ms. Jing Ou-Yang

+86-10-8520-5153

jouyang@utstar.com

FTI Consulting, Inc.

Ms. May Shen (Beijing)

+86-10-8591-1951

May.Shen@fticonsulting.com

Mr. Daniel DelRe (Hong Kong)

+852-3768-4547

Daniel.DelRe@fticonsulting.com

Mr. Eric Boyriven (New York)

+212-850-5671

Eric.Boyriven@fticonsulting.com